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PRESS RELEASE                                                   [LOGO]
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Date:     June 14, 2000
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Contact:  Leigh J. Abrams
          President and Chief Executive Officer
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Phone:    (914)428-9098        Fax:    (914)428-4581
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E Mail:   drew@drewindustries.com
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              For Immediate Release

            DREW ANNOUNCES COMPLETION
            OF ITS SELF-TENDER OFFER

     White Plains, New York - Wednesday, June 14, 2000 - Drew Industries Incorporated (AMEX:DW) announced today that its Offer to Purchase expired at 5:00 p.m. on June 13, 2000. A total of 1,503,570 shares of the Company's Common Stock were tendered pursuant to the Offer to Purchase, all of which will be purchased by the Company at $8.00 per share. Payment for such shares will be mailed as soon as practicable by ChaseMellon Shareholder Services, L.L.C., the Depositary for the Offer to Purchase.

     On May 31,2000, the original offer, dated May 1, 2000, was amended to increase the number of shares of Common Stock that the Company could purchase from 500,000 shares to 1.3 million shares, and the offer period was extended to June 13, 2000. Pursuant to the Offer to Purchase, the Company is entitled to purchase up to an additional 2 percent of its outstanding Common Stock, or an aggregate of 1,522,000 shares.

     As a result of the completion of the Offer to Purchase, the Company's outstanding Common Stock will be reduced from 11.1 million shares to 9.6 million shares. The shares purchased will be become treasury shares and will not be retired. The Company used $12 million of its line of credit to repurchase such shares.

     Drew, through its wholly-owned subsidiaries, Kinro Inc., Lippert Components, Inc., Lippert Tire & Axle, Inc. and Coil Clip, Inc., supplies a wide variety of components for manufactured homes and recreational vehicles. Manufactured products include windows, doors, chassis, chassis parts, roofs and new and refurbished axles. The Company also distributes new and refurbished tires. The Company operates 39 plants in 18 states. [Logo]